

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Betty Liu
Chief Executive Officer
D & Z Media Acquisition Corp.
2870 Peachtree Road NW
Suite 509
Atlanta, GA 30305

> **Re: D & Z Media Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2022**
> **File No. 001-39934**

Dear Betty Liu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian N. Wheaton, Esq.